July 5, 2006

Mr. Kevin Vaughn
Ms. Margaret Fitzgerald
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	NewAlliance Bancshares, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2005
Filed February 28, 2006
Commission File No. 001-32007

Dear Mr. Vaughn and Ms. Fitzgerald:

We have reviewed the subsequent comments on the NewAlliance Bancshares, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 provided to Peyton R. Patterson, the Chairman, President and Chief Executive Officer of NewAlliance, in a letter from Don Walker dated June 12, 2006. We appreciate your comments and respectfully submit our responses for your review. Our responses are aligned with the sequential numbering of the comments and headings in your letter dated June 12, 2006.

Selected Financial Data, page 21

1.
We note in your response to prior comment 1, that you believe these non-GAAP measures presented are useful in the analysis of your financial statements. Your disclosure on page 3 is that growth acquisition is your number one core operating objective, and in your response that the merger and acquisition activity is a critical part of your growth strategy, implying that such charges will be incurred on an ongoing basis. As such, we believe such charges should be included in an analysis of your company and the elimination of such charges to calculate your non-GAAP measures is not appropriate. Please revise your filing accordingly.

Response:

We continue to believe the non-GAAP measures presented in our filing are useful to our investors, particularly for the years ended December 31, 2004 and 2005, for several important reasons:

•
On April 1, 2004, the Company completed its initial public offering (“IPO”) and converted to a stock company. The IPO raised in excess of $1.0 billion and, at the time of the transaction, it was the largest bank conversion ever completed. By definition, the conversion to a public company is nonrecurring because a bank conversion is a one-time event.

•
Simultaneously with the IPO, the Company acquired two other financial institutions utilizing the proceeds raised in the IPO. The acquisitions were dependent upon the closing of the IPO and the receipt of the IPO proceeds. This was the first time that two acquisitions had been completed in conjunction with an IPO making the IPO and acquisitions extremely unique transactions.

•
The combined effect of the IPO and acquisitions effectively tripled the size of the Company and net income increased 1,200% from 2004 to 2005. The magnitude of the increase illustrates the uniqueness of the transactions. Transactions that the Company may complete in the future are expected to be significantly smaller in size than the IPO and acquisitions, and the financial impact is expected to dissipate within a short period of time.

•
As part of the conversion to a stock company, the Company made a one-time $40.0 million contribution to fund a charitable Foundation. This contribution was nonrecurring because it was made using a portion of the IPO proceeds. We have not made any additional contributions to the Foundation and we have no plans, commitments or intent to make additional contributions in the future.

•
The pro forma disclosures were not presented in an effort to mask our reported earnings or to show improved results, but instead to provide our investors with a better understanding of the nonrecurring nature of the transactions described above and their impact on earnings.

We believe that the uniqueness and magnitude of the IPO and acquisitions during the periods presented in the Form 10-K for the fiscal year ended December 31, 2005 necessitated the disclosure of pro forma information. We believe that the failure to include this information could have been misleading to our investors. However, with respect to acquisitions that we may make in the future pursuant to our stated growth strategy, we will not include pro forma disclosures in our future Exchange Act periodic reports in response to this comment beginning with the Form 10-Q for the quarter ended June 30, 2006.

Financial Statements

Note 1: Summary of Significant Accounting Policies

General

2.
We note your response to prior comment 2. We note your response that you have included the liabilities associated with exit activities as part of the acquisition costs when certain conditions are met. Please revise to disclose the conditions you consider in your determination to include these liabilities as a component of the acquisition cost.

Response:

We included a new footnote regarding our accounting policy for conversion and merger related charges in our Form 10-Q for the quarter ended March 31, 2006. This footnote enhances disclosures that were made in our prior Exchange Act periodic reports and illustrates how we account for conversion and merger related charges.  We will continue to enhance the presentation of the Summary of Significant Accounting Policies in future Exchange Act periodic reports in response to this comment beginning with the Form 10-Q for the quarter ended June 30, 2006 substantially as set forth below:

Conversion and Merger Related Charges
We record costs incurred due to a plan to either exit an activity or involuntarily terminate employees of an acquired company as recognized liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost when: (a) the plan to exit an activity begins by the acquisition date; (b) commitment to the plan occurs within one year of the acquisition; (c) the plan is sufficiently detailed to ensure its completion; and (d) plan activities begin shortly after the plan is finalized. Costs that do not meet the conditions for inclusion in the allocation of acquisition cost are expensed as incurred and are reported as Conversion and Merger Related Charges. These merger charges consist primarily of consulting, legal, system conversion, printing and advertising costs associated with acquired companies, acquisition targets and potential acquisition targets. Certain merger related charges continue to be incurred after the closing of these acquisitions primarily due to the timing of banking system conversion activities, which often occur several months after the closing of an acquisition. We expect to incur similar charges in the future.

Investment Securities, page 54

3.
We note in your response to prior comment 4 that you do have a seat on the Board of each partnership. Given your position on the Board of the partnerships which appears to represent a level of influence greater than “minor”, we believe that your investments in partnerships 1-4 provided in your response represent investments should be accounted for as equity method investments. Refer to EITF D-46. Please revise accordingly. If you do not believe the application of the equity method would be materially different from the cost method, please provide us your analysis under SAB 99 for all fiscal quarters and years affected.

Response:

We indicated in our response to prior Comment 4 that each limited partnership interest (partnerships 1-4 as listed below and in our original response) includes a seat on the Board. Our statement was inaccurate. A Board of Directors does not exist for these partnership interests. Instead, our response should have reflected that, as limited partners, we are only entitled to membership on an advisory committee of certain of the limited partnerships.

Each partnership agreement expressly prohibits limited partners and members of various advisory committees from participating in the management of the partnership. Instead, the management and operation of the partnership rests exclusively with the corporate general partner. Consequently, we are prohibited from participating in all aspects of partnership management including, but not limited to:

•	Any operational matters or decisions of the partnerships;

•	The budgeting process or any policy processes of the partnerships;

•	Selecting, terminating or setting the compensation of management or any other personnel of the partnerships;

•	The purchase and sale of partnership investments, including the timing of any such transactions; and

•	Any capital decisions of the partnerships or the timing or amount of any distribution.

Thus, our role is significantly different from having a seat on a “board of directors,” as described in APB Opinion 18. Accordingly, we do not believe that APB Opinion 18 should be relied upon to require the application of the equity method to our partnerships.

	Limited Partnership	Committee Member	Percentage Ownership

1	First New England Capital LP	n/a*	29.6%
2	First New England Capital II	Yes	5.65%
3	Ironbridge Mezzanine Fund	Yes	7.2%
4	Zero Stage Capital	Yes	10.00%

* There is no advisory committee for this partnership.

The investment in First New England Capital LP was made prior to May 18, 1995, the effective date of EITF Topic D-46; therefore, this investment should be accounted for pursuant to APB 18, Equity Method of Accounting for Investments in Common Stock. The investments in partnerships 2-4 were made after May 18, 1995; therefore, these investments should be accounted for pursuant to EITF Topic D-46 and SOP 78-9.

Although our interest in First New England Capital LP exceeds the 20% threshold in APB Opinion 18, and our interest in partnerships 2-4 exceeds the 3 to 5% threshold in EITF Topic D-46, our interests in these partnerships are so minor that, coupled with our inability to manage or control each partnership, we have no influence over partnership operating and financial policies. Our role is strictly passive. For example:

•	We do not receive notice of partnership distributions and generally become aware of distributions only when we receive a check;

•	We generally receive only a few days prior notice of capital calls;

•	We are unable to obtain timely estimated Form K-1 equivalent information on a quarterly or yearly basis; and

•	We are unable to obtain timely state tax apportionment information for tax accrual purposes.

We believe that our inability to obtain partner specific information from the partnerships and the lack of communication from the partnerships about partnership activities, except for the minimum data they are required to provide per the individual agreements demonstrates our actual inability to influence the partnership as provided for in APB 18 or EITF Topic D-46. Accordingly, we believe that we should continue to account for these investments under the cost method of accounting, and we do not propose to revise our filing to reflect the equity method of accounting.

4.	We note your response to prior comment 5. For purposes of enhancing the transparency of your financial statements, please revise your future filings to disclose the nature of your funding commitments.

Response:

The March 31, 2006 Form 10-Q included additional information that expanded our description of our additional funding commitments. We will continue to enhance the disclosures in our financial statements in future Exchange Act periodic filings as follows:

“The Company is obligated to make additional investments in response to formal written requests, rather than a funding schedule. Funding requests are submitted when the partnerships plan to make additional investments.”

Loans held for sale, page 54

5.
We note your response to prior comment 6. We believe your accounting policy for the cash flows associated with loans sales is not consistent with GAAP. Please provide us your SAB 99 materiality analysis of the error in reporting the cash flows from loans sales as investing instead of operating, for all periods presented in you 2005 Form 10-K.

Response:

In the Statement of Cash Flows presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, NewAlliance recorded the proceeds from loans sold and cash used to originate loans held for sale (included on the net increase (decrease) in loans line) in investing activities. Paragraph 9 of SFAS No. 102, (“SFAS No. 102), “Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale” requires cash receipts and payments resulting from the acquisition and sale of loans specifically for resale be classified as operating cash flows.

After evaluating the quantitative and qualitative factors, we concluded that the errors identified in the Statement of Cash Flows for the years ended December 31, 2005 and 2004 and for the nine months ended December 31, 2003 were immaterial and therefore, it is not necessary to restate previously issued financial statements for those periods.

See our SAB No. 99 analysis attached as Exhibit A.

Note 18: Earnings per Share, page 78

6.
We note your response to prior comment 11. On the face of your financial statements, in this footnote, and throughout your filing, as applicable, please revise to present the earnings per share for all periods which had shares outstanding. Please also include an explanatory note, wherever EPS is presented in your filing, to disclose the rationale for the presentation of EPS only in 2004 and 2005, and to explain that shares were only outstanding in 2004 for a nine-month period. Refer to SFAS 128.

Response:

We propose to revise the 2005 Form 10-K as requested.

Note 20: Selected Quarterly Consolidated Information, page 80

7.	We note your response to prior comment 13. Please revise your filing to include the earnings per share information for all periods presented that had outstanding shares.

Response:

We propose to revise the 2005 Form 10-K as requested.

NewAlliance acknowledges that:

•	Management is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Management of the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed postage prepaid envelope.

If you require any additional information concerning the Annual Report on Form 10-K, please call me at (203) 789-2767.

Thank you for your attention to this matter.

NEWALLIANCE BANCSHARES, INC.

By: / s / Merrill B. Blanksteen
Merrill B. Blanksteen
Executive Vice President
and Chief Financial Officer

cc:          Ms. Peyton R. Patterson
Chairman, President and CEO
Mr. Mario L. Solari
William W. Bouton III, Esq.

Exhibit A

NewAlliance Bancshares, Inc.
SAB 99 Analysis
SEC Comment Letter dated June 12, 2006

Overview

In the Statement of Cash Flows presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, NewAlliance recorded the proceeds from loans sold and cash used to originate loans held for sale (included on the net increase (decrease) in loans line) in investing activities. Paragraph 9 of SFAS No. 102, (“SFAS No. 102), “Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale” requires cash receipts and payments resulting from the acquisition and sale of loans specifically for resale be classified as operating cash flows.

After evaluating the quantitative and qualitative factors, we concluded that the errors identified in the Statement of Cash Flows for the years ended December 31, 2005 and 2004 and for the nine months ended December 31, 2003 were immaterial and therefore, it is not necessary to restate previously issued financial statements for those periods.

Quantitative Factors

By its nature, it is difficult to determine the quantitative effect of a misstatement on cash flows, especially for financial statements of financial institutions. While cash flows for financial institutions are meaningful, they are significantly different from, and less meaningful than, the cash flows of nonfinancial enterprises. Cash flows for financial institutions are generally more complex, larger and interrelated with other balance sheet changes than other entities. For financial institutions, individual line items of a cash flow statement are likely to change by significant amounts on a daily basis. As a result, an investor is more likely to focus on the totals presented in the cash flow statement because the totals would be more relevant. We believe that the most relevant quantitative measure of this misstatement is in relation to totals for operating, investing and financing cash flows. Therefore, we have presented our quantitative analysis based on these measures.

Period Ended	Cash Flows As Reported	Cash Flows As Adjusted	Difference	Cash Flows As a Percentage of Total

	(Dollars in thousands)
2005

Operating Activities	61,907	59,571	2,336	3.77%
Investing Activities	(351,726)	(349,390)	(2,336)	0.66%
Financing Activities	262,507	262,507	0	0.00%

2004
Operating Activities	19,432	21,122	(1,690)	-8.70%
Investing Activities	(735,986)	(737,676)	1,690	-0.23%
Financing Activities	858,019	858,019	0	0.00%

2003
Operating Activities	21,446	23,042	(1,596)	-7.44%
Investing Activities	(172,875)	(174,471)	1,596	-0.92%
Financing Activities	134,631	134,631	0	0.00%

As indicated above, the dollar amounts are not significant and the percentage change varies from less than 1.0% to 8.7%. Considering the data from a quantitative standpoint, we do not consider the amounts to be material. Given the unique nature of cash flows for financial institutions, we believe that these amounts are so insignificant that they likely would not impact an investor’s judgment.

Qualitative Factors

It should be noted that in performing our qualitative analysis to determine the materiality of an item we considered the various circumstances identified in Staff Accounting Bulletin No. 99, Materiality (“SAB 99”). While we recognize that SAB 99 does not contain an exhaustive list of circumstances that may affect the materiality of a quantitatively small misstatement, we believe it provides a solid foundation on which we can base our conclusions. Our analysis appears below:

a)	Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?

The misstatement can be precisely measured. There is no degree of judgment related to the amounts.

b)	Does the misstatement mask a change in earnings or other trends?

The misstatement does not affect earnings or mask changes in other trends. In addition, the misstatement does not impact the trend in total operating, investing or financing cash flows, for all periods presented.

c)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

No, the misstatement does not hide a failure to meet analysts’ expectations for the Company. It has been our experience that analysts do not publish forecasted cash flows for the Company.

d)	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not change net income. The misstatement would only reclassify cash flows from loan sales as operating activities instead of investing activities. Further, the misstatement does not change totals for operating, investing and financing cash flows for positive to negative or vice versa for any of the periods presented.

e)	Does the misstatement concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

The business activity of mortgage sales represents an insignificant activity for the Company and is not disclosed or operated as a separate segment of the Company. The gain on the sale of loans for the year ended December 31, 2005 and 2004 was only $305,000 and $297,000, respectively.

f)	Does the misstatement affect the Company’s compliance with regulatory requirements?

No, the misstatement does not impact any calculation done by the Company to determine compliance with regulatory requirements.

g)	Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?

No, the misstatement does not affect any contractual requirements or loan covenants of the Company.

h)	Does the misstatement have the effect of increasing management’s compensation?

No, the misstatement does not have any effect on management compensation.

i)	Does the misstatement involve concealment of an unlawful transaction?

No, the misstatement involves a reclassification due to the Company’s interpretation of SFAS No. 102 and has nothing to do with concealing an unlawful transaction.

The Company determined that this small misstatement was not an action to “manage earnings.” Also, the Company noted no other misstatement in the cash flows statement that would need to be aggregated with this misstatement to determine if the financial statements were materially misstated.

Analysis and Conclusion

SAB 99 indicates that a matter is material if there is substantial likelihood that a reasonable person would consider it important. FASB Concepts Statement 2 states, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Management has never had any securities analysts, investors, or potential investors question the disclosures in the Statement of Cash Flows

Based on the analysis performed, the Company concludes that the misstatement of the Company’s Statement of Cash Flows for all periods presented in the Company’s 2005 Annual Report on Form 10-K is not material based on the following:

•	From a quantitative standpoint, the magnitude of the amounts and the nature of the items impacted is not considered significant.

•
Almost all of the qualitative factors considered pointed to an immaterial misstatement. Given the nature of the item, a reasonable investor would not consider the misstatement important and it would likely not affect their judgment in evaluating the Company.